Exhibit 3.1

Amendment No. 1 to the Restated Bylaws of
Lakeland Financial Corporation

Article VIII of the Restated Bylaws of Lakeland Financial Corporation shall be amended by deleting Article VIII in its entirety and replacing it with the following:

“ARTICLE VIII

Amendments

Any provision of these Bylaws may be made, altered, amended or repealed by: (a) the affirmative vote of note less than a majority of the actual number of directors elected and qualified, from time to time, provided that notice of the proposed addition, alteration, amendment or repeal is contained in a notice duly provided to the Board of Directors; or (b) by the affirmative vote of not less than a majority of all votes entitled to be cast by the shareholders on the matter at any meeting of the shareholders, provided that the proposed addition, alteration, amendment, or repeal is contained in the notice of such shareholder meeting.”